SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hyperscale Data, Inc.

(Name of Subject Company (Issuer))

Hyperscale Data, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

09175M879

(CUSIP Number of Class of Securities)

Henry Nisser

President and General Counsel

Hyperscale Data, Inc.

11411 Southern Highlands Pkwy, Suite 190

Las Vegas, NV 89141

Telephone: (949) 444-5464

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Spencer G. Feldman, Esq. Kenneth A. Schlesinger, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas, 15th Floor New York, New York 10019 Tel: (212) 451-2300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Hyperscale Data, Inc. Announces Intent to Launch Exchange Offer to Acquire Up to $50,000,000 of Outstanding Shares for Cash and New Preferred Shares

Company Moves to Address Significant Gap Between Market Value and Balance Sheet Strength

LAS VEGAS--(PR NEWSWIRE) – November 9, 2026 – Hyperscale Data, Inc. (NYSE American: GPUS), an artificial intelligence (“AI”) data center company (“Hyperscale Data” or the “Company”), today announced that it intends to commence an exchange offer to purchase up to 192,307,692 shares of its Class A Common Stock, $0.001 par value per share (“Common Stock”) in exchange for units (the “Units”) consisting of (a) $2.00 in cash and (b) one share of preferred stock with a stated value of $24.00 per share (the “Preferred Stock”), per 100 shares of Common Stock. The Preferred Stock will be entitled to receive an annual dividend of 12.00%.

Stockholders will be able to exchange blocks of 100 shares of Common Stock for one Unit consisting of (a) $2.00 in cash and (b) one share of Preferred Stock which values the Common Stock at $0.26 per share and represents an 82% premium to the November 6, 2026, closing price of $0.1429. The exchange offer will require that a minimum of 100 million shares of Common Stock be tendered by common stockholders.

The Company will seek to list the Preferred Stock on the NYSE American. If the application to list the Preferred Stock is approved by the NYSE American, trading in the Preferred Stock is expected to commence within a 30-day period after the approval of listing.

The Company expects to formally launch the proposed exchange offer around November 17, 2026, subject to board approval, regulatory approval and customary closing conditions. The proposed exchange offer reflects Hyperscale’s view that its current market valuation does not accurately reflect the strength of its balance sheet, including its holdings of cash and Bitcoin.

Milton “Todd” Ault III, Executive Chairman of Hyperscale Data, stated:

“We believe there is a material disconnect between the intrinsic value of Hyperscale and where our Common Stock is currently trading.

“The exchange offer is intended to provide shareholders with an opportunity for liquidity and an instrument that will allow stockholders to participate in the long-term growth of the Company while receiving a fixed payment. The exchange offer will, if consummated, also allow the Company to repurchase a meaningful percentage of its shares at what we believe are significantly undervalued levels. We believe this is a disciplined and shareholder-focused use of capital.”

Details regarding the proposed exchange offer and instructions for stockholders interested in participating will be provided in the Offer to Exchange and related documents, which will be filed with the Securities and Exchange Commission (the “SEC”) and distributed to the Company stockholders.

The exchange offer will not be made to any person in any jurisdiction in which either the exchange offer, or solicitation or sale thereof, is unlawful. This press release is for informational purposes only and shall not constitute an offer to buy or sell Common Stock or any other securities. Any solicitation of offers to buy the Common Stock will only be made pursuant to an Offer to Exchange and related materials to be sent to the Company stockholders on the commencement of the exchange offer. Company stockholders should read such materials carefully when they become available because they will contain important information, including the terms and conditions of the proposed exchange offer. The tender offer documents will be available without charge at the SEC’s website at http://www.sec.gov and will be delivered without charge to all stockholders of the Company who so request it.

It is anticipated that the exchange offer will be made pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(9) thereof. Under that exemption, if Common Stock exchanged is freely tradeable, the Preferred Stock received in exchange therefor will be freely tradeable. If the Common Stock is restricted, the Preferred Stock will be restricted to the same degree.

For more information on Hyperscale Data and its subsidiaries, Hyperscale Data recommends that stockholders, investors and any other interested parties read Hyperscale Data’s public filings and press releases available under the Investor Relations section at hyperscaledata.com or available at www.sec.gov.

About Hyperscale Data, Inc.

Through its wholly owned subsidiary Sentinum, Inc., Hyperscale Data owns and operates a data center at which it offers colocation and hosting services for the emerging AI ecosystems and other industries. Another of Hyperscale Data’s wholly owned subsidiaries, Ault Capital Group, Inc. (“ACG”), is a hybrid private equity firm and operating company that acquires, finances, builds and actively manages businesses across financial services, digital assets, industrial services, hospitality, defense technologies and other sectors.

Hyperscale Data currently expects the divestiture of ACG (the “Divestiture”) to occur in 2027. Upon the occurrence of the Divestiture, the Company would be an owner and operator of data centers to support high-performance computing services, as well as a holder of the digital assets and the third wholly owned subsidiary of the Company, Omnipresent Robotics, LLC. Until the Divestiture occurs, the Company will continue to provide, through ACG and its wholly and majority-owned subsidiaries and strategic investments, mission-critical products that support a diverse range of industries, including an AI software platform, equipment rental services, defense/aerospace, industrial, automotive and hotel operations. In addition, ACG is actively engaged in private credit and structured finance through Ault Lending, LLC, a licensed lending subsidiary. Hyperscale Data’s headquarters are located at 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141.

On December 23, 2024, the Company issued one million (1,000,000) shares of a newly designated Series F Exchangeable Preferred Stock (the “Series F Preferred Stock”) to all common stockholders and holders of the Series C Preferred Stock on an as-converted basis. The Divestiture will occur through the voluntary exchange of the Series F Preferred Stock for shares of Class A Common Stock and Class B Common Stock of ACG (collectively, the “ACG Shares”). The Company reminds its stockholders that only those holders of the Series F Preferred Stock who agree to surrender such shares, and do not properly withdraw such surrender, in the exchange offer through which the Divestiture will occur, will be entitled to receive the ACG Shares and consequently be shareholders of ACG upon the occurrence of the Divestiture.

Forward-Looking Statements

This press release contains “forward-looking statements” regarding future events and our future results. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events, except as required by law. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov and on the Company’s website at hyperscaledata.com.

Hyperscale Data Investor Relations Contact:

IR@hyperscaledata.com or 1-888-753-2235